SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RECORD SPRING BANK HOLIDAY BOOKINGS AT RYANAIR

         32% INCREASE WITH 500,000 PASSENGERS TRAVELLING TO/FROM THE UK


Ryanair, Europe's No. 1 low fares airline today (Friday, 26th May 2006) announced record bookings for the Spring Bank Holiday, which will see the airline carry half a million passengers to / from the UK over the period*.

Announcing the record passenger numbers today, Ryanair's Head of Communications Peter Sherrard, said:

        "Ryanair will this year carry a record 500,000 passengers across its 192 UK routes during the Spring Bank Holiday period*, marking a 32% increase on last year.

        "Ryanair will carry more passengers than any other airline to and from the UK over the period because we are giving the UK exactly what it wants: the lowest fares, the best punctuality and a no fuel surcharge ever guarantee."


*Thursday, 25th May - Tuesday, 30th May 2006


Ends.                         Friday, 26th May 2006

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    RYANAIR HOLDINGS PLC


Date:  26 May, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director